MINTZ LEVIN Sahir C. Surmeli -- 617 348 3013 -- scsurmeli@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 16, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

        Re:    EnerNOC, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Registration No. 333-140632

Ladies and Gentlemen:

        On behalf of EnerNOC, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 5 ("Amendment No. 5") to the Company's Registration Statement on Form S-1, initially filed with the Commission on February 12, 2007 and amended on March 28, 2007, April 20, 2007, May 2, 2007 and May 14, 2007. We are delivering four marked complete courtesy copies of Amendment No. 5 and four courtesy copies of this letter to Michael McTiernan of the Commission.

        Please do not hesitate to call Jon Kravetz or Sahir Surmeli of this firm at (617) 542-6000 with any comments or questions regarding Amendment No. 5. We thank you for your time and attention.

Very truly yours, /s/ Sahir C. Surmeli Sahir C. Surmeli

cc:    Securities and Exchange Commission
Michael McTiernan
 EnerNOC, Inc.
Timothy Healy
David Brewster
Neal Isaacson
David Samuels

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